

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549

Mail Stop 3720

April 23, 2009

Eric DeMarco
President and Chief Executive Officer
Kratos Defense & Security Solutions, Inc.
4810 Eastgate Mall
San Diego, CA 92121

> **Re:** **Kratos Defense & Security Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2009**
> **File No. 0-27231**

Dear Mr. DeMarco:

We have completed our review of your proxy statement and have no further comments at this time.

Sincerely,

/s
Jessica Plowgian
Attorney-Adviser

Cc: Taylor Stevens (via facsimile)